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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 25, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)


-------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Price Family Charitable Fund
        95-3842468

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
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        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            0  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            0  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        0  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        0.0%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Private Foundation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 10 PAGES


                This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and further amends the Schedule 13D, filed by the Price Family Charitable Fund ("PFCF") with the Securities and Exchange Commission (the "SEC") on September 8, 1997 (the "Original 13D"), as subsequently amended by Amendments No. 1 through 4 thereto (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.         IDENTITY AND BACKGROUND.

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

        (c) The principal occupation of Sol Price is self-employed investor and manager of The Price Group LLC, a California limited liability company ("Price Group"). The principal occupation of Robert Price is interim Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of each of James F. Cahill, Murray Galinson, Kathy Hillan, and Joseph R. Satz is manager of Price Group. The principal occupation of Jack McGrory is Chief Executive Officer of Price Legacy Corporation, a Maryland corporation. Mr. McGrory is also a manager of Price Group. The principal occupation of William Gorham is self-employed investor. Helen Price and Allison Price are not presently employed.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On October 25, 2004, PFCF donated all of the PriceSmart capital stock held by PFCF to a charitable organization (the "Donation"). The stock that was donated consisted of (i) 654,382 shares of Common Stock, (ii) 550 shares of the 8% Series A Cumulative Convertible Redeemable Preferred Stock of PriceSmart ("Series A Preferred Stock"), which are convertible into 14,666 shares of Common Stock, and (iii) 5,000 shares of the 8% Series B Cumulative Convertible Redeemable Preferred Stock of PriceSmart ("Series B Preferred Stock"), which are convertible into 250,000 shares of Common Stock.

        The information set forth in Item 6 below is hereby incorporated herein in its entirety in response to this Item 3.


ITEM 4.         PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 4. The information set forth in
        Item 6 below is hereby incorporated herein in its entirety in response to this Item 4.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a)-(b) After giving effect to the Donation, PFCF has ceased to beneficially own any Common Stock.

                After giving effect to the Donation, the PFCF Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 2,904,165 shares of Common Stock, which represent

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 10 PAGES


                approximately 35.3% of the outstanding Common Stock.(2) The beneficial ownership of shares of Common Stock by each of the PFCF Directors and Officers is as follows:(3)

                        Mr. S. Price presently may be deemed to beneficially own the equivalent of 1,782,549 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 629,332 shares of Common Stock), which represent approximately 22.4% of the outstanding Common Stock, 733,260 shares over which he may be deemed to have sole voting and dispositive power and 1,049,289 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own the equivalent of 2,098,162 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 514,666 shares of Common Stock), which represent approximately 26.7% of the outstanding Common Stock, 292 shares over which he may be deemed to have sole voting and dispositive power and 2,097,870 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. Cahill presently may be deemed to beneficially own the equivalent of 1,108,032 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 264,666 shares of Common Stock and options exercisable within 60 days of the date of this filing for 5,500 shares of Common Stock), which represent approximately 14.6% of the outstanding Common Stock, 9,375 shares over which he may be deemed to have sole voting and dispositive power and 1,098,657 shares over which he may be deemed to have shared voting and dispositive power.


-------------------------

     2 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 7,339,810 shares of Common Stock estimated to be issued and outstanding as of September 20, 2004, as reported in the Definitive Proxy Statement filed by PriceSmart with the SEC on October 6, 2004 (the "Proxy Statement"), plus (ii) the shares of Common Stock issuable upon conversion of all Series A Preferred Stock and Series B Preferred Stock (if any) that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated), plus (iii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

     3 Shares of Common Stock disclosed for each of the PFCF Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, Ms. Hillan and Mr. Gorham all include (i) the equivalent of 633,712 shares held by San Diego Revitalization Corp., a California nonprofit ("SDRC") and entity for which each of them serves as a director and/or officer. In addition, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan all include the equivalent of 415,577 shares held by Price Group, an entity for which each of them serves as a manager.

     Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as an admission of beneficial ownership of such shares.

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 10 PAGES


                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 1,053,789 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 264,666 shares of Common Stock and options exercisable within 60 days of the date of this filing for 4,500 shares of Common Stock), which represent approximately 13.8% of the outstanding Common Stock, 4,500 shares over which he may be deemed to have sole voting and dispositive power and 1,049,289 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 1,058,789 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 264,666 shares of Common Stock and options exercisable within 60 days of the date of this filing for 4,500 shares of Common Stock), which represent approximately 13.9% of the outstanding Common Stock, 9,500 shares over which he may be deemed to have sole voting and dispositive power and 1,049,289 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own the equivalent of 1,049,289 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 264,666 shares of Common Stock), which represent approximately 13.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 1,049,289 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own the equivalent of 1,049,289 shares of Common Stock (including Series A Preferred Stock and Series B Preferred Stock convertible into 264,666 shares of Common Stock), which represent approximately 13.8% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 1,049,289 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own the equivalent of 633,712 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock), which represent approximately 8.6% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 633,712 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of the PFCF Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 7,522 shares of Common Stock with Rebecca Price and 7,522 shares of Common Stock with Sarah Price. Ms. R. Price is self-employed, and Ms. S. Price is a student.

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 10 PAGES


                        Mr. Cahill may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price, 3,910 shares of Common Stock with Jonas Price, and 40,248 shares of Common Stock with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                        The principal business address of each of Ms. R. Price, Ms. S. Price, Mr. B. Price and Mr. J. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                        None of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring is a citizen of the United States of America.

                The information set forth in Item 2 above is hereby incorporated herein in its entirety in response to this Item 5(b).

                PFCF disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC or any of the PFCF Directors and Officers. Each of the PFCF Directors and Officers disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, PFCF, SDRC or any other PFCF Directors and Officers.

        (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is hereby incorporated herein in its entirety in response to this Item 5(c).

        (d)     Not applicable.

        (e)     October 25, 2004.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        As already disclosed by PriceSmart in, among other things, (i) the Proxy Statement, (ii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on September 3, 2004, and (iii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on October 8, 2004, PriceSmart has proposed a transaction (the "Proposed Transaction") designed to, among other things, reduce PriceSmart's interest payments and eliminate its preferred stock dividend obligations.

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 10 PAGES


        On October 4, 2004, in connection with the Proposed Transaction, PFCF, the Sol and Helen Price Trust ("SHPT"), the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust UTD 1/10/75 ("RAPT"), and Price Group (collectively, the "Investors") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with PriceSmart. The Purchase Agreement provides for, among other things: (i) a private placement of Common Stock to Price Group, at a price of $8.00 per share, to be funded through the conversion of a $25 million bridge loan, together with accrued and unpaid interest, extended by Price Group to the Company on August 31, 2004; (ii) the issuance, in the aggregate, of 2,200,000 shares of Common Stock to the Investors in exchange for, in the aggregate, 22,000 shares of Series B Preferred Stock; (iii) the issuance of shares of Common Stock to Price Group, at a price of $8.00 per share, in exchange for the cancellation of certain obligations of PriceSmart to Price Group in the amount of $20 million, together with accrued and unpaid interest; and (iv) the partial waiver by SHPT and RAPT of certain rights that will be granted to them pursuant to a rights offering contemplated under the Proposed Transaction.

        Consummation of the Proposed Transaction, which includes the transactions contemplated by the Purchase Agreement, is subject to stockholder approval. If such approval is obtained, the Proposed Transaction is expected to be consummated within five business days after such approval.

        Also on October 4, 2004, the Investors and PriceSmart entered into a Stockholder Voting Agreement (the "Voting Agreement") pursuant to which the Investors agreed to, among other things, (i) vote in favor of the Proposed Transaction and (ii) appoint PriceSmart as the Investors' proxy to vote the shares of Common Stock held by the Investors in favor of the Proposed Transaction.

        Each of the Purchase Agreement and the Voting Agreement has been incorporated by reference as an exhibit to this Schedule 13D and is hereby incorporated herein in its entirety in response to this Item 6.


ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following information:

                Exhibit No.                 Description of Exhibit
                -----------                 ----------------------

                    7 Common Stock Purchase Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund, The Price Group LLC, and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

                    8 Stockholder Voting Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 10 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 2004


                                           PRICE FAMILY CHARITABLE FUND


                                           /s/ James F. Cahill
                                           -------------------------------------
                                           By:      James F. Cahill
                                           Title:   Director

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CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 10 PAGES


                                  EXHIBIT INDEX


                Exhibit No.                 Description of Exhibit
                -----------                 ----------------------

                    1 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24, 2002).

                    2 Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24,
                                2002).

                    3 Amended and Restated Certificate of Incorporation of PriceSmart, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by PriceSmart, Inc. with the SEC on November 26, 1997).

                    4 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on January 24, 2002).

                    5 Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A Thereto (incorporated by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by the Price Family Charitable Fund with the SEC on July 18, 2003).

                    6 Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated July 9, 2003 (incorporated by reference to Exhibit 6 to Amendment No. 3 to
                                Schedule 13D filed by the Price Family
                                Charitable Fund with the SEC on July 18, 2003).

                    7 Common Stock Purchase Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund, The Price Group LLC, and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).

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CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 10 PAGES


                    8 Stockholder Voting Agreement, dated as of October 4, 2004, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust, the Robert and Allison Price Trust UTD 1/10/75, the Price Family Charitable Fund and the Robert and Allison Price Charitable Remainder Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on October 8, 2004).